Consolidated Financial Statements

Prepared by Management

Third Quarter Report
Three and Nine Months Ended September 30, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements and most recent annual financial statements filed on SEDAR.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

		September 30	December 31
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents		$19,646	$26,702
Marketable securities	3	42	2,045
Notes receivable	4	3,212	2,476
Accounts receivable and prepaids	5	17,350	7,467
Inventories	6	11,023	6,100
Due from related parties	7	390	243
Total current assets		51,663	45,033
Long term deposits		1,202	1,153
Redemption call option on convertible debentures	10	-	2,693
Mineral property, plant and equipment	8	70,138	57,002
Total assets		$123,003	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$7,318	$5,230
Current portion of promissory note	9	231	231
Accrued interest on convertible debentures	10	-	254
Income taxes payable		1,653	545
Total current liabilities		9,202	6,260

Promissory note	9	106	248
Asset retirement obligations		1,847	1,740
Future income tax liability		13,723	8,103
Liability portion of convertible debentures	10	-	8,149
Total liabilities		24,878	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 69,757,153 shares (2009 - 60,626,203 shares)	Page 5	128,278	112,173
Equity portion of convertible debentures	10	-	2,164
Contributed surplus	Page 5	13,788	12,948
Accumulated comprehensive income	Page 5	1,277	749
Deficit		(45,218)	(46,653)
Total shareholders' equity		98,125	81,381
		$123,003	$105,881

Basis of presentation (note 1)
Subsequent events (note 14)

See the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

/s/	Bradford Cooke	/s/	Godfrey Walton
Director		Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
	Notes	2010	2009	2010	2009

Revenue		$20,091	$9,796	$58,035	$26,519

Cost of sales		10,858	6,516	30,291	18,039
Depreciation and depletion		3,977	1,997	10,306	6,701
Exploration		1,189	647	3,385	1,230
General and administrative		1,126	993	3,514	3,011
Accretion of convertible debentures	10	248	444	1,088	1,018
Stock-based compensation	11(c)	1,353	264	3,697	862
Earnings (loss)		1,340	(1,065)	5,754	(4,342)

Foreign exchange gain (loss)		244	(723)	153	(968)
Realized gain on marketable securities		142	-	189	-
Mark to market gain (loss) on redemption call option	10	413	-	703	-
Investment and other income		117	43	286	239

Earnings (loss) before taxes		2,256	(1,745)	7,085	(5,071)
Income tax recovery (expense)		(2,129)	258	(5,650)	12
Net earnings (loss) for the period		127	(1,487)	1,435	(5,059)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities		(54)	119	(28)	119
Unrealized foreign exchange gain (loss) on investments		29	267	-	267
Unrealized gain (loss) on other investments		72	-	736	-
Realized gain on marketable securities included in net income		(142)	-	(189)	-
		(95)	386	519	386
Comprehensive income (loss) for the period		32	(1,101)	1,954	(4,673)

Basic and diluted earnings (loss) per share		$0.00	$(0.03)	$0.02	$(0.10)

Weighted average number of shares outstanding		65,511,785	52,082,469	63,004,088	51,330,621

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		September 30	December 31
	Notes	2010	2009
Number of common shares, opening		60,626,203	49,080,478
Exercise of special warrants		-	2,311,540
Issued on short form prospectus		-	6,152,500
Issued on private placement		-	1,299,843
Exercise of options	11 (c)	1,293,900	585,800
Exercise of warrants	11 (d)	370,594	273,675
Exercise of convertible debentures	10	6,658,382	706,313
Issued through stock bonus plan		29,000	80,000
Issued on acquisition of mineral properties	8	642,204	136,054
Share appreciation rights	11 (c)	136,870	-
Number of common shares, closing		69,757,153	60,626,203
Common shares, opening		$112,173	$87,584
Exercise of special warrants		-	2,118
Issued on short form prospectus, net of issuance costs		-	15,346
Issued on private placement, net of issuance costs		-	3,484
Exercise of options	11 (c)	4,968	1,361
Exercise of warrants	11 (d)	730	759
Exercise of convertible debentures	10	7,408	1,058
Issued through stock bonus plan		109	263
Issued on acquisition of mineral properties	8	2,358	200
Share appreciation rights	11 (c)	532	-
Common shares, closing		$128,278	$112,173
Special warrants, opening		$-	$2,118
Exercise of special warrants		-	(2,118)
Special warrants, closing		$-	$-
Equity portion of convertible debentures		$2,164	-
Issued on convertible debentures, net of issuance costs		-	$2,393
Exercise of convertible debentures	10	(2,164)	(229)
Equity portion of convertible debentures, closing		$-	$2,164
Contributed surplus, opening		$12,948	$11,285
Stock based compensation	11 (c)	3,697	1,431
Fair value of agent warrants issued on private placement		-	1,001
Exercise of share purchase options	11 (c)	(2,110)	(533)
Fair value of exercised warrants	11 (d)	(215)	(236)
Share appreciation rights	11 (c)	(532)	-
Contributed surplus, closing		$13,788	$12,948
Accumulated other comprehensive income, opening		$749	$212
Unrealized foreign exchange gain/ (loss) on investments		9	423
Unrealized gain (loss) on marketable securities	3	(28)	150
Unrealized gain (loss) on other investments		736	(21)
Realized (gain) loss on marketable securities included in net income		(189)	(15)
Accumulated other comprehensive income, closing		$1,277	$749
Deficit, opening		$(46,653)	$(44,727)
Net earnings (loss) for the period		1,435	(1,926)
Deficit, closing		$(45,218)	$(46,653)
Shareholders' equity		$98,125	$81,381

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2010	2009	2010	2009

Operating activities
Net earnings (loss) for the period		$127	$(1,487)	$1,435	$(5,059)
Items not affecting cash:
Stock-based compensation	11 (c)	1,353	265	3,697	862
Depreciation and depletion		3,977	1,997	10,306	6,701
Future income tax expense (recovery)		2,200	506	5,620	(525)
Unrealized foreign exchange loss (gain)		(97)	581	(71)	1,298
Accretion of convertible debentures	10	248	445	1,088	1,018
(Gain) on redemption call option	10	(413)	-	(703)	-
Realized (gain) on marketable securities		(142)	-	(189)	-
Net changes in non-cash working capital	12	(2,121)	(50)	(9,988)	(2,450)
Cash from (used for) operations		5,132	2,257	11,195	1,845

Investing activites
Property, plant and equipment expenditures		(9,916)	(4,861)	(22,779)	(11,329)
Long term deposits		(49)	-	(49)	(29)
Investment in marketable securities		-	(705)	(1,021)	(705)
Proceeds from sale of marketable securities		1,996	-	3,214	-
Cash used in investing activities		(7,969)	(5,566)	(20,635)	(12,063)

Financing activities
Common shares issued, net of issuance costs		1,471	18	3,373	383
Issuance of convertible debentures	10	-	-	-	11,225
Debenture issuance costs	10	-	-	-	(1,191)
Interest paid	10	(364)	(321)	(989)	(477)
Cash from financing activites		1,107	(303)	2,384	9,940

Increase (decrease) in cash and cash equivalents		(1,730)	(3,612)	(7,056)	(278)
Cash and cash equivalents, beginning of period		21,376	6,916	26,702	3,582
Cash and cash equivalents, end of period		$19,646	$3,304	$19,646	$3,304

See note 12 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in the business of mining silver in Mexico and related activities including acquisition, exploration, development, and reclamation of mineral properties for the purpose of extracting, processing, refining and selling silver.

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are disclosed in US currency unless otherwise stated.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date and its ability to continue as a going concern is dependent on its ability to attain profitable operations or continue to raise financing. The Company has $42.5 million in working capital as of September 30, 2010, which management deems is sufficient to meet the Company’s current business objectives for the foreseeable future.

2.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and fiscal 2010 quarterly interim periods.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, future income taxes, asset retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls.

3.	MARKETABLE SECURITIES

	2010	2009
Investment in marketable securities, at cost	$35	$1,828
Unrealized gain on marketable securities	-	150
Unrealized foreign exchange gain	7	67
	$42	$2,045

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	NOTES RECEIVABLE (PREVIOUSLY “ASSET BACKED COMMERCIAL PAPER”)

At September 30, 2010 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

			CAN $	Sept 30, 2010	Dec 31, 2009
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,139	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	624	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	64	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	6	-
IA Tracking Class 15		BA - 0.5%	464	379	322
			$5,114	$3,212	$2,476

During the first quarter of 2010, the trade activity of the MAV II trust and the IA tracking note class 15 significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes on current market activity bids. Effective January 1, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes results in a gain of $736 during the nine month period ended September 30, 2010. The Notes are classified as Level 1 of the fair value hierarchy, a change from December 31, 2009 where the Notes were classified within the Level 2 fair value hierarchy, as the Company then used inputs other than quoted market prices included in Level 1 that were either directly or indirectly observable for the asset in estimating fair value.

In prior years, the Company estimated the value using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This resulted in an estimated fair value of $2,476 at December 31, 2009.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gain/loss recognized through other comprehensive income, unless they are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

5.	ACCOUNTS RECEIVABLE AND PREPAIDS

	September 30	December 31
	2010	2009

IVA receivables	$12,258	$4,497
Trade receivable	-	-
Income tax receivables	3,602	1,869
Prepaids and advances	1,243	1,028
Other receivables	247	73
	$17,350	$7,467

6.	INVENTORIES

	September 30	December 31
	2010	2009

Warehouse inventory	$3,115	$2,446
Stockpile inventory	5,375	1,412
Finished goods inventory	2,235	1,834
Work in process inventory	298	408
	$11,023	$6,100

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $277 receivable related to administration costs outstanding as of September 30, 2010 (December 31, 2009 – $133).

The Company has a $113 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of September 30, 2010 (December 31, 2009 - $110).

The Company paid $115 for legal services to a legal firm with a common member of management. The Company has a $51 payable related to legal costs outstanding as of September 30, 2010 (December 31, 2009 - $5).

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a)	Mineral property, plant and equipment comprise:

	September 30, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$64,998	$27,028	$37,970	$49,423	$17,684	$31,739
Mill	24,447	6,565	17,882	18,738	5,348	13,390
Machinery and equipment	14,593	2,972	11,621	11,498	2,132	9,366
Transportation and vehicles	1,316	714	602	1,056	528	528
Buildings	2,062	494	1,568	1,861	359	1,502
Office equipment	1,034	539	495	870	393	477
	$108,450	$38,312	$70,138	$83,446	$26,444	$57,002

(b)

On November 29, 2007, the Company signed an option to acquire 100% interest in 15 properties within the San Pedro district in the state of Durango. The Company issued 120,000 common shares and 60,000 1-year warrants with an exercise price of US $4.65. The fair value of the warrants was determined to be $48; the fair value was based on an expected stock price volatility of 55.5%, expected life of 1 year and an estimated risk-free rate of 3.98%. The warrants expired unexercised. During the period ended September 30, 2010 the Company issued 570,776 shares to acquire the properties with a fair market value of $2,118.

(c)

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totalling $700 over two years. The Company paid $100 on ratification of the option and issued 136,054 shares equivalent to $200. To acquire the property the Company was required to issue an additional $240 worth of shares within one year of the agreement date and $160 in cash or shares within two years of the agreement date. During the first quarter, the Company issued 71,428 shares valued at $240 and paid $160 to acquire the property.

(d)

In February 2010, the Company acquired an option to acquire a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years, of which the Company has paid $50 on signing of the option. The Company is also required to spend $2,000 on exploration over three years.

(e)	In June 2010, the Company acquired a 100% interest in the Belen properties, located in Guanajuato, Mexico for total remuneration of $200.

9.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which is paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of September 30, 2010, a balance of $337 remains (December 31, 2009 - $479). The promissory note has been designated as other liabilities and is recognized at amortized cost.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture was convertible by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitles the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85 per share.

As of August 26, 2010, the Company’s share price was greater than CAN $2.85 per share, therefore the Company provided redemption notice to all debenture holders providing ten business days to convert all outstanding debentures. At the time of notice there were 7,874 debentures remaining and subsequently were all converted for 4,144,189 common shares and 2,072,079 warrants. During fiscal 2010 a total of 6,658,382 common shares and 3,329,168 warrants were issued on conversion of convertible debentures.

As the Debentures include both cash payment and equity conversion features, the gross proceeds were allocated between liability and equity elements. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

As at August 26, 2010, the redemption option was valued at $2,233 using a binomial lattice model with a volatility estimate of 65%, risk free rate of 1.8% and estimated borrowing rate of 11.2% over the life of the Debentures (December 31, 2009 - $2,693). The redemption option was designated as held for trading and market fluctuations were charged to operations. For the period ended September 30, 2010 a gain of $703 (September 30, 2009 - $Nil) was recorded, while on conversion of debentures $3,396 (September 30, 2009 - $Nil) was allocated to equity.

	CAN $	US $

Liability portion of convertible debentures
Opening balance at 12/31/09	8,549	8,149
Opening accrued interest	267	254
Accretion expense	1,126	1,088
Interest accrued	-	-
Interest paid	(1,010)	(989)
Conversion into common shares	(8,932)	(8,640)
Foreign exchange (gain)/loss on revaluation	-	138
Closing balance of liability portion	$-	$-

Equity portion of convertible debentures
Opening balance at 12/31/09	2,699	2,164
Conversion into common shares	(2,699)	(2,164)
Closing balance of equity portion	$-	$-

Redemption call option on convertible debentures
Opening balance at 12/31/09	2,825	2,693
Mark to market gain (loss) on redemption call option	687	703
Conversion into common shares	(3,512)	(3,396)
Closing balance of redemption call option on debentures	$-	$-

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL

(a)

The Company considers the items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at September 30, 2010 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(c)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and change during the period presented:

Expressed in Canadian dollars	Nine Months Ended		Year Ended
	September 30, 2010		December 31, 2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Options	price	of Options	price

Outstanding, beginning of period	5,187,700	$2.63	4,733,400	$3.28
Granted	1,749,000	$3.67	2,325,000	$2.71
Exercised (1)	(1,652,100)	$2.33	(585,800)	$1.61
Cancelled	(189,000)	$2.30	(1,284,900)	$4.71
Outstanding, end of period	5,095,600	$3.09	5,187,700	$2.63

Options exercisable at period-end	2,164,200	$2.71	2,669,700	$2.57

(1) 358,200 options priced with a weighted average price of CAN $2.48 were cancelled in exchange for 136,870 share appreciation rights in 2010 (2009 – nil).

The following tables summarize information about stock options outstanding at September 30, 2010:

	Expressed in Canadian dollars
		Options Outstanding		Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sept 30, 2010	(Number of Years)	Prices	Sept 30, 2010	Prices

$1.00 - $1.99	720,000	3.7	$1.87	530,000	$1.87
$2.00 - $2.99	1,038,600	1.4	$2.66	1,034,600	$2.66
$3.00 - $3.99	3,297,000	4.3	$3.47	559,600	$3.44
$4.00- $4.99	40,000	6.7	$4.89	40,000	$4.89
	5,095,600	3.6	$3.09	2,164,200	$2.71

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SHARE CAPITAL (continued)

During the period ended September 30, 2010, the Company recognized stock-based compensation expense of $3,697 (September 30, 2009 - $862) based on the fair value of the vested portion of options.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Period Ended
	September 30, 2010	December 31, 2009

Weighted average fair value of options granted during the period	$1.89	$1.44

Risk-free interest rate	2.18%	2.24%
Expected dividend yield	0%	0%
Expected stock price volatility	77%	76%
Expected option life in years	3.68	4.03

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of the grants. Volatility was estimated based on historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a straight line basis over the respective vesting period of the entire stock option award. As of September 30, 2010, the non vested stock option expense not yet recognized was $1,994 (December 31, 2009 -$2,483) which is expected to be recognized over the next 24 months.

On May 26, 2010, the Board of Directors approved a re-pricing of 15,000 employee options with weighted average remaining contractual life of 2.6 years and option price of CAN $5.36. The re-priced options weighted contractual life will remain 2.6 years, while the options will have an exercise price of CAN $3.67 and a one year vesting period.

(d)	Warrants

At September 30, 2010, the Company had outstanding warrants to purchase an aggregate 8,767,414 common shares as follows:

Exercise		Outsanding at				Oustanding at
Price	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	September 30, 2010
CAN $
$1.51	February 25, 2014	131,792	-	-	-	131,792
$1.90	February 25, 2014	1,068,270	-	-	-	1,068,270
$1.90	February 26, 2014	522,207	-	(60,065)	-	462,142
$2.05	February 26, 2014	315,787	3,329,168	(379,467)	-	3,265,488
$3.60	October 7, 2011	3,076,250	-	-	-	3,076,250
$3.00	October 7, 2011	266,769	-	(118,211)	-	148,558
$3.60	October 26, 2011	649,914	-	(35,000)	-	614,914
		6,030,989	3,329,168	(592,743)	-	8,767,414

415,848 warrants with a weighted average exercise price of CAN $2.03 were exercised cashless resulting in issuance of 193,699 shares.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	September 30	September 30
	2010	2009

Net changes in non-cash working capital
Accounts receivable and prepaids	$(9,883)	$(579)
Inventories	(3,263)	(3,832)
Due from related parties	(147)	(99)
Accounts payable and accrued liabilities	2,197	1,836
Income taxes payable	1,108	224
	$(9,988)	$(2,450)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	2,110	319
Fair value of shares issued under the share appreciation rights plan	532	-
Fair value of agent warrants issued on financings	215	465
Fair value of equity issued on acquisition of other mineral properties	2,358	200
Fair value of shares issued under stock bonus plan	109	35
Exercise of convertible debentures	7,408	-

Other cash disbursements:
Interest paid on convertible debentures	989	477
Interest paid on promissory note	31	24
Monthly income tax instalments	1,536	740

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate producing operations.

		September 30, 2010
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$17,587	$1,945	$114	$19,646
Marketable securities	42	-	-	42
Notes receivable	3,212	-	-	3,212
Accounts receivables and prepaids	854	15,147	1,349	17,350
Inventories	-	8,040	2,983	11,023
Due to related parties	390	-	-	390
Long term deposits	659	406	137	1,202
Mineral property, plant and equipment	73	56,533	13,532	70,138

	Nine Months Ended September 30, 2010
Revenue	$-	$38,222	$19,813	$58,035
Cost of sales	-	21,625	8,666	30,291
Depreciation and Depletion	51	5,442	4,813	10,306
Earnings (loss) before taxes	$(10,404)	$11,155	$6,334	$7,085

		December 31, 2009
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$22,851	$3,825	$26	$26,702
Marketable securities	2,045	-	-	2,045
Notes receivable	2,476	-	-	2,476
Accounts receivables and prepaids	1,060	5,255	1,152	7,467
Inventories	-	4,722	1,378	6,100
Due to related parties	243	-	-	243
Long term deposits	659	357	137	1,153
Redemption option on convertible debentures	2,693	-	-	2,693
Mineral property, plant and equipment	77	45,282	11,643	57,002

	Nine Months Ended September 30, 2009
Revenue	$-	$16,451	$10,068	$26,519
Cost of sales	-	12,113	5,926	18,039
Depreciation and Depletion	-	5,361	1,340	6,701
Earnings (loss) before taxes	$(6,850)	$(1,023)	$2,802	$(5,071)

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SUBSEQUENT EVENTS

The Company made a formal offer to purchase all of the outstanding common shares of Cream Minerals Ltd. (“Cream”) The Company is offering Cream shareholders CAD $0.14 in cash or 0.02575 of a common share of the Company for each common share of Cream at the choice of the Cream shareholders. The offer is subject to certain customary conditions, including at least 50.1% of the Cream shares being deposited under the offer.

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following measurement differences.

(a)	Stock based compensation

Under U.S. GAAP, all share based payments to employees, including grants of employee stock options, are recognized in the income statement based on their fair values. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation, with the exceptions noted below.

Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the US dollar, the Company’s functional currency, or the local currency of the foreign operation, are to be classified as liabilities and fair valued each period.

For the period ended September 30, 2010, the net effect of accounting for these stock options as a derivative liability decreases net earnings by $5 (2009 – $1,057), increases equity by $49 and decreases derivative liability by $44. As of September 30th, 2010 the derivative liability is $2,684 (December 31, 2009 - $2,729).

Under U.S. GAAP, stock based compensation of $2,766, $501 and $430 would be presented within general and administrative costs, cost of sales and exploration expense, respectively; whereas, the stock based compensation expense is reported separately for Canadian GAAP (2009 - $584, $170 and $73).

The total intrinsic value of options exercised during the period ended September 30, 2010 was $2,604 (2009 – $163). The total intrinsic value and weighted average contractual term of vested options at September 30, 2010 are $3,073 and 2 years, respectively.

(b)	Convertible Debentures

Under Canadian GAAP, the liability and equity components of the convertible debentures are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the holders’ conversion feature at inception, while financing charges attributable to the liability component of the convertible debentures are included in their carrying value.

Under US GAAP, a value is assigned to the conversion feature on the convertible debentures only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, for US GAAP purposes, the entire convertible debentures are presented on the consolidated balance sheet as a liability.

In accordance with US GAAP, the convertible debentures underlying unit is denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Therefore, the conversion feature was separated from the host contract and accounted for as a derivative instrument.

As a result, for US GAAP purposes as at February 26, 2009 (after the adjustments above), the debenture liability decreased by $6,614, and a derivative liability of the corresponding amount was recorded. For the nine month period ended September 30, 2010, a mark to market gain of $1,538 was recognized, while the derivative liability was $Nil (December 31, 2009 - $21,926) as $20,388 was allocated to equity on conversion of the debentures. The convertible debenture liability was $3,666 and allocated to equity on conversion of the convertible debentures, while the adjustment to gain on redemption call option decreases net income by $703 and reversal of the accretion expense increases income by $353.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Warrants

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as share capital. Effective January 1, 2009, for U.S. GAAP purposes, the Company adopted a new accounting interpretation which addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings. For the nine months ended September 30, 2010, the mark to market loss was $2,560 (2009 – 2,337), while $6,626 was allocated to derivative liability on warrants granted on debenture conversions and $540 was allocated to equity on exercise of the warrants. The total fair value of derivative liability of the warrants denominated in a currency other the Company’s functional currency is $18,901 as at September 30, 2010 (December 31, 2009 – 10,255).

The publicly traded warrants were valued based on the quoted market value of these warrants as of September 30, 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

(d)	Mineral property exploration

US GAAP requires that long lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes, which is consistent with the Canadian GAAP treatment.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	The effect of the above on the financial statements for the period ended September 30 is as follows:

	Three months ended		Nine months ended
Statement of Operations	Sept 30, 2010	Sept 30, 2009	Sept 30, 2010	Sept 30, 2009

Net earnings (loss) per Canadian GAAP	127	(1,487)	1,435	(5,059)

Mark-to-market gain (loss) on foreign issued options	$(279)	$(733)	$(5)	$(1,057)
Mark-to-market gain (loss) on convertible debentures	(1,325)	(7,650)	1,538	(11,004)
Mark-to-market gain (loss) on warrants with a foreign currency	(3,764)	(1,561)	(2,560)	(2,337)
Accretion of bifurcated convertible debentures	84	21	353	290
Redemption option gain	(413)	-	(703)	-
Net earnings (loss) and comprehensive income (loss) per US GAAP	$(5,570)	$(11,410)	$58	$(19,167)

Basic and diluted earnings (loss) per share per US GAAP	$(0.09)	$(0.22)	$0.00	$(0.38)

		September 30,	December 31,
Balance Sheets		2010	2009

Assets per Canadian GAAP		$123,003	$105,881
Adjustments related to:
Convertible debentures redemption call option	15 (b)	-	(2,693)
Assets per US GAAP		$123,003	$103,188

Liabilities per Canadian GAAP		$24,878	$24,500
Adjustments related to:
Foreign issued options derivative liability	15 (a)	2,684	2,729
Convertible debentures	15 (b)	-	327
Accretion of bifurcated convertible debentures	15 (b)	-	(360)
Equity portion of convertible debentures	15 (b)	-	2,164
Convertible debentures embedded derivative liability	15 (b)	-	15,312
Warrants foreign currency derivative liability	15 (c)	18,901	10,255
Liabilities per US GAAP		$46,463	$54,927

Shareholders' equity per Canadian GAAP		$98,125	$81,381
Adjustments related to
Foreign issued options derivative liability on exercise	15 (a)	(561)	(610)
Equity portion of convertible debt		-	(2,164)
Gain on redemption call option on convertible debentures	15 (b)	(703)	-
Mark to market conversion of convertible debentures	15 (b)	18,446	959
Warrants foreign currency derivative liability	15 (c)	(10,298)	(4,213)

Deficit		(28,469)	(27,092)
Shareholders' equity per US GAAP		$76,540	$48,261

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Accounting for uncertainty in income taxes

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during 2009. Accordingly, there was no impact on the Company’s December 31, 2009 consolidated financial statements or to the September 30, 2010 interim financial statements. Interest and penalties, if any, are recognized in general and administration expenses in the statement of operations.

The Company files income tax returns in Canada and Mexico. Years ranging from 2003 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Minera Santa Cruz y Garibaldi SA de CV’s, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice our tax advisors and legal counsel, it’s the Company view it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80 for expenses for which the Company has made a provision, plus the estimated additional interest and penalties of $80 in the consolidated financial statements for the period ended September 30th, 2010. The Company has commenced the appeal process.

Refinadora Plata Guancevi SA de CV, a subsidiary of Endeavour, 2006 tax return is currently being audited by the fiscal authorities. The Company was delayed in providing certain requested documentation and the fiscal authorities froze the subsidiary’s bank accounts. The Company in consultation with external counsel, appealed the actions taken by the tax authorities through the federal circuit court which ruled the bank freeze was unconstitutional. After the ruling, the Company requested the court to instruct the authorities to unfreeze the bank accounts. The Company is waiting on the courts to instruct the authorities. The bank freeze has not affected the Company’s ability to carry on business. The continued freeze of the bank accounts will impact the timely collection of value added tax refunds.

(g)	New accounting pronouncements

The FASB has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special purpose entity, establish new criteria for consolidation of variable interest rate entities, and create more stringent conditions for the treatment of transfers of financial assets. The statements were effective for the Company on January 1, 2010. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine and Three Months ended September 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications
Dave Howe ~ Vice-President, Country Manager/VP of
Operations

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 19 -